Exhibit 10.1

Dan Avramovich Pacer International, Inc. 6805 Perimeter Drive Dublin, OH 43016	March 20, 2014

(VIA E-MAIL)

Dear Dan,

On behalf of U.S. Silica Holdings, Inc. (the “Company”), I am pleased to invite you to become a member of the Company’s Board of Directors (the “Board”). We believe that your skills, expertise and knowledge will prove very helpful to the Company and our shareholders as we strive to deliver best in class returns while balancing the needs of all our stakeholders. In addition to your normal Board duties, we invite you to also serve as a member of the Audit Committee of the Board.

In connection with your service as a director, you will be eligible for equity grants under the Company’s 2011 Incentive Compensation Plan. Upon the commencement of your service on the Board, you will receive an annual grant of restricted stock units with a fair market value of $90,000. The number of restricted stock units to be granted to you will be determined by dividing the value of the grant by the average closing price of a share of the Company’s common stock on the New York Stock Exchange over the thirty (30) trading days immediately preceding the grant date. Future annual equity grants will be determined by the Board based on the recommendation of the Compensation and Governance Committee of the Board. In addition to equity compensation, you will be entitled to receive cash compensation of (1) an Annual Retainer of $60,000, payable in quarterly installments, for your service as a director, and (2) an Annual Retainer of $10,000, payable in quarterly installments, for your service as a member of the Audit Committee. You will be reimbursed for reasonable out-of-pocket expenses incurred in connection with your services to the Company in accordance with the Company’s established policies. Further, you will be covered by the Company’s D&O insurance and given an opportunity to execute the Company’s standard director indemnification agreement.

The Board and its committees will meet at least quarterly. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various telephonic meetings from time to time.

Your services on the Board will be in accordance with, and subject to, the Company’s Bylaws and Certificate of Incorporation, as such may be amended from time to time. By accepting this offer, you represent to us that (1) you do not know of any conflict that would restrict you from becoming a director of the Company and (2) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

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To accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your own records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by a duly authorized representative of the Company and by you.

I look forward to receiving your acceptance and I am very excited to have you join our Board. Our next in-person meeting is on May 8 in Washington D.C. and the Audit Committee is scheduled to meet by teleconference on April 21.

Sincerely,

U.S. Silica Holdings, Inc.

/s/ Bryan Shinn
Bryan Shinn
Chief Executive Officer

Accepted and agreed to this 20th day of March, 2014

/s/ Daniel Avramovich
Daniel Avramovich

cc:	Charles Shaver, Chairman of the Board

Bryan A. Shinn, President & C. E. O.

Christine Marshall, Vice-President and General Counsel

David D. Murry, Vice-President, Talent Management

Sean Klein, Chief Compliance Officer

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